SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15a-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated

May 19, 2015

Partner Communications Company Ltd.
(Translation of Registrant’s Name Into English)

8 Amal Street
Afeq Industrial Park
Rosh Ha’ayin 48103
Israel

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒   Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐   No ☒

(If “Yes” is marked, indicate below the file number assigned to the
registrant in connection with Rule 12g3-2(b): 82-               )

This Form 6-K is incorporated by reference into the Company’s Registration Statements on Form S-8 filed with the Securities and Exchange Commission on December 4, 2002 (Registration No. 333-101652), September 5, 2006 (Registration No. 333-137102) and on September 11, 2008 (Registration No. 333-153419)

Enclosure: Partner Communications announces management succession.

PARTNER COMMUNICATIONS ANNOUNCES MANAGEMENT SUCCESSION

Partner Communications Announces that the Board of Directors has Accepted the Request of Haim Romano, Partner’s CEO, to End his Term in Office and has
Appointed Isaac Benbenisti as the CEO of the Company

Rosh Ha'ayin, Israel, May 19, 2015 - Partner Communications Company Ltd. (“Partner” or “the Company”) (TASE and NASDAQ: PTNR), a leading communications operator in Israel, announces that the Company’s Board of Directors approved today, pursuant to the recommendation of Mr. Haim Romano, the appointment of Mr. Isaac Benbenisti as the new Chief Executive Officer of the Company, effective July 1, 2015. This follows the Board approval of Mr. Romano's request to leave his office.

Mr. Benbenisti joined Partner’s management team as Deputy CEO in November 2014. In his previous positions, Mr. Benbenisti served for seven years as CEO of Bezeq International, as a director and manager of the PC and distribution channels division at Hewlett -Packard, and as the CEO of CMS Compucenter Ltd.

Mr. Adam Chesnoff, Chairman of the Board of Directors, thanked Haim Romano and expressed his deep appreciation for his accomplishments and achievements.

“The Company’s Board of Directors and its employees were fortunate to benefit from working alongside a professional of the highest stature, who brought with him strategic vision, dedication, determination and humanity”.

“Under the leadership of Haim Romano, Partner returned to lead in its core activities including technology and quality of service. The Company was the first to operate a 4G network in Israel, today with the widest coverage. During Mr. Romano’s tenure, the Company adapted its cost structure to the growing competitive market environment. Significant operational efficiencies were achieved alongside a substantial reduction in the Company’s net debt. Mr. Romano laid the foundation to transforming Partner into a full communication group. Partner, under the leadership of Mr. Romano, signed a network sharing agreement with HOT Mobile and was the first large operator to take advantage of the new regulation in the wholesale market for broadband infrastructure,” said Mr. Chesnoff.

Mr. Chesnoff congratulated Mr. Benbenisti on his appointment as the next CEO of the Company, and stated: "We are certain that Mr. Benbenisti’s managerial skills, personal abilities, experience and deep knowledge of the communications market, together with Partner’s management team and dedicated employees, will lead Partner forward in the changing communication market."

Mr. Chesnoff wished both Mr. Romano and Mr. Benbenisti much success in their new endeavors.

Mr. Chesnoff also mentioned that he had requested Mr. Romano to continue working with the Company and contribute to Partner from his extensive experience and knowledge. Mr. Romano had agreed to do so.

About Partner Communications
Partner Communications Company Ltd. ("Partner") is a leading Israeli provider of telecommunications services (cellular, fixed-line telephony and internet services) under the orange™ brand and under the 012 Smile brand. Partner’s ADSs are quoted on the NASDAQ Global Select Market™ and its shares are traded on the Tel Aviv Stock Exchange (NASDAQ and TASE: PTNR).

For more information about Partner:
http://www.orange.co.il/en/Investors-Relations/lobby/.

Ziv Leitman Chief Financial Officer Tel: +972-54-781-4951	Liat Glazer Shaft Head of Investor Relations & Corporate Projects Tel: +972-54-781-5051 E-mail: investors@orange.co.il

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Current Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Partner Communications Company Ltd.

By:	/s/ Ziv Leitman
Name: Ziv Leitman
Title: Chief Financial Officer

Dated: May 19, 2015